UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended:  January 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
    For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notificat relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Source Interlink Companies, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
27500 Riverview Center Blvd., Suite 400
Address of Principal Executive Office (Street and Number)
Bonita Springs, Florida
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Source Interlink Companies, Inc. (the “Company”) is not able to file its Form 10-K for the fiscal year ended January 31, 2009 within the prescribed time period without unreasonable effort or expense because the Company has been devoting substantial resources in addressing its plan of reorganization.  On April 27, 2009, the Company and each of its U.S. subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware seeking relief under the provisions of Chapter 11 of the United States Bankruptcy Code (collectively, the “Chapter 11 Case”). The title of the Chapter 11 Case and case number assigned to the Company is In re Source Interlink Companies, Inc., et al and 09-11424, respectively.  Prior to the filing, the Company was negotiating with and soliciting the consents of certain of its lenders for the plan of reorganization.  This diversion of resources and the event of filing the Chapter 11 Case has caused a delay in the Company’s closing process such that it is unable to finalize its books and records and prepare its Form 10-K by the required filing date of May 1, 2009.  The Company will not be in a position to file by the fifteenth calendar day following the required filing date of May 1, 2009.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Douglas Bates (Name)	239 (Area Code)	949-7688 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ YES ☐ NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on information currently available, the Company  anticipates that its results of operations for the year ended January 31, 2009 will be significantly different from the results of operations for the year ended January 31, 2008, due to significant developments in the business over the past year. The Company issued quarterly reports on Form 10-Q on June 6, 2008, September 8, 2008, and December 10, 2008 for the quarterly periods ended April 30, 2008, July 31, 2008 and October 31, 2008, respectively, containing certain information relating to its earnings for such quarterly period. Additionally, on May 1, 2009, the Company filed a current report on Form 8-K containing a report on the Company’s bankruptcy proceedings.  Reference is made to the information presented in such reports with regard to the results for such periods.

CAUTIONARY STATEMENTS

All financial information related to fiscal 2008 in this Form 12b-25 is preliminary in nature is based on unaudited internal information and remains subject to further review, finalization of the Company’s reporting process and audit.  Such information is as of date of this filing and, except as required by law, the Company undertakes no obligation to update any of these forward-looking statements.

This form contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential”, qualifiers such as “preliminary”, and similar expressions. Forward-looking statements are not guarantees of future events, and the Company can provide no assurance that such statements will be realized.  The Company can provide no assurance that it will be able to enhance its near term liquidity or obtain additional trade credit (or otherwise obtain a satisfactory source of inventory) on acceptable terms, on a timely basis or at all.  The Company can provide no assurance that if it obtains additional near term liquidity, that events in the future will not require the Company to seek additional capital or amendments to its financing arrangements or, if so required, that such capital or amendments will be available on terms acceptable to the Company.  Such forward-looking statements are based on estimates and assumptions, which assumptions and estimates may prove to be inaccurate, and involve risks and uncertainties.  Actual results may differ from those contemplated by such forward-looking statements as a result of a variety of factors, including a continued downturn in the national and global economies; the ability to meet the covenants contained in the Company’s credit agreement or the extent and nature of any relief that is obtained therefrom; and the other risks identified in the Company’s periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and subsequent Quarterly Reports on Form 10-Q.

Source Interlink Companies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:	May 4, 2009	By:	/s/ Douglas Bates
Chief Legal Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).